# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATLANTIC INTERNATIONAL CORP., CIK 0001605888
CUSIP: 048592109
Title of class of securities: Common Stock, Par Value $0.00001 per share
Address of issuer's principal executive offices: 270 SYLVAN AVENUE, SUITE 2230, ENGLEWOOD CLIFFS, New Jersey (NJ), 07632
Date of event which requires filing of this statement: 11/21/2024
Filed by CIK 0002051743
Persons authorized to receive notices and communications: Elliot H. Lutzker, 605 Third Avenue,, New York,, New York (NY), 10158, 212-557-7200; Davidoff Hutcher & Citron LLP, 605 Third Avenue,, New York,, New York (NY), 10158, 212-557-7200

## Reporting persons
- Pequod Consulting LLC (CIK 0002051743): type of reporting person: other (OO); citizenship or place of organization: Saint Kitts And Nevis (U7); source of funds: other (OO); sole voting power 4,301,012; shared voting power 0; sole dispositive power 4,301,012; shared dispositive power 0; aggregate amount beneficially owned 4,301,012 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.00001 per share
Name of issuer: ATLANTIC INTERNATIONAL CORP.
Address of issuer's principal executive offices: 270 SYLVAN AVENUE, SUITE 2230, ENGLEWOOD CLIFFS, New Jersey (NJ), 07632

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Pequod Consulting LLC ("Pequod").
Residence or business address: The Reporting Persons' business and office address is Hankins Waterfront Plaza, Suite 5556, Main Street, Charlestown, Nevis and St. Kitts
Present principal occupation or employment: The Reporting Person is a consultant to the Issuer. The address is the same as (b) above.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Pequod Consulting LLC is a Saint Kitts and Nevis Limited Liability Company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person was issued 2,696,610 shares of Common Stock as of June 18, 2024, pursuant to the Terms and Conditions of its Consulting Agreement with the Issuer dated June 17, 2024 (the "Consulting Agreement"). An additional 1,604,402 shares of Common Stock were issued to the Reporting Person on November 21, 2024 pursuant to the exercise of restricted stock units issued under the Consulting Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person received the securities referred to on Item 3 above as consideration under its Consulting Agreement. The Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 4,301,012 (6.9%) shares based on 62,241,187 shares issued and outstanding as of January 2, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Frances Aylward as the Manager of the Reporting Person has the power to vote and dispose of the shares of Common Stock owned by the Reporting Person.
Transactions in the class effected during the past sixty days: The shares were issued to Pequod pursuant to the terms of the Consulting Agreement.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Pequod Consulting LLC: /s/ Frances Aylward, Frances Aylward/Manager (01/16/2025)